FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







 HSBC CREATES GLOBAL HEAD OF PERSONAL FINANCIAL SERVICES AND MARKETING

Alex Hungate has been appointed to the new role of Head of Personal Financial Services and Marketing for HSBC globally with effect from September 2007.

Alex will lead a business that serves over 120 million customers worldwide. He will also take responsibility for overseeing the Group's advertising, sponsorship and customer marketing activities. Regional leaders of Personal Finance and the principal heads of marketing will have a functional reporting line to Alex in addition to geographic reporting to local chief executives. This provides for local management and the global oversight necessary to achieve HSBC's ambitions to fully connect its businesses and customers around the world.

Alex joins from Reuters where he was Managing Director, Asia. He led the company's successful expansion in the region, growing market share and improving profitability and customer satisfaction. Previously, as Chief Marketing Officer, he implemented customer satisfaction measurement as a tool to drive service improvements and increase customer loyalty.

At HSBC, he will be based in London, reporting to HSBC's Group Chief Executive, Michael Geoghegan. As a Group Managing Director he will also become a member of the 10-strong global Group Management Board.

Alex Hungate said: "I want to help HSBC grow by maintaining a relentless focus on the needs of its customers. In this role, with its combination of global leadership of the Personal Financial Services business plus the marketing function, I want to ensure that our services always deliver on the powerful promise of the HSBC brand."

Alex's top priority for HSBC's global Personal Financial Services business will be to connect the bank's operations around the world. As such, he is charged with selecting the best products, services and technologies from HSBC's unparalleled 83-market network and implementing them around the world while also driving the creation of new services.

As the leader of HSBC's marketing function, Alex will take charge of what is already the 23rd most valuable brand in the world and ensure that all advertising, sponsorship and customer marketing activity around the world complies with the bank's brand values.

Alex was educated at Oxford University and Harvard Business School.

Notes to editors:

1. Brief biography for Alex Hungate
Alex Hungate becomes Head of Personal Financial Services and Marketing in September 2007. As a Group Managing Director he will also sit on the bank's global Group Management Board.

Alex was managing director of Reuters in the Asia Pacific region and between 2002 and 2006 he was Reuters worldwide chief marketing officer. During his 14 years at the news services group he was based in the UK, Hong Kong and the USA, holding positions including co-chief executive officer of Reuters America and a board director of Factiva, the web-based business news and information service. Prior to his career at Reuters he spent two years with Booz Allen & Hamilton as a strategy consultant. Alex graduated from Oxford University with an MA in Economics and Business Management and gained an MBA from Harvard business school in 1992.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.









                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 August, 2007